Exhibit 99.1

Safe-T Group Ltd. Estimates 146%-169% Growth in Revenue for the First Quarter of 2020

Safe-T also reports a significant decrease in its debentures and associated interest

HERZLIYA, Israel, April 20, 2020 - Safe-T® Group Ltd. (NASDAQ, TASE: SFET), a provider of Secure Access solutions for on-premise and hybrid cloud environments, today provided an estimated revenue range for the first quarter of 2020.

On a preliminary and unaudited basis, Safe-T expects to report first quarter 2020 revenue in the range between $1.05 million to $1.15 million, an increase in the range of 146% to 169%, respectively, compared to $0.427 million in the first quarter of 2019.

In addition, the Company reports a significant decrease in its liabilities pertaining to the Company’s convertible debentures issued in April 2019 and in subsequent convertible loan transactions undertaken by the Company, predominately in order to finance the purchase of its IP Proxy business, NetNut Ltd. Approximately 93% of a total of $8.23 million convertible debentures were already converted by their respective lenders, with an outstanding balance of approximately $0.54 million only and respective decrease in the associated interest. As a result, the Company’s balance sheet, as well as its equity structure and shareholders capital, are now significantly improved, with no additional liabilities which include anti-dilution features, except for the remaining debenture balance

Shachar Daniel, Safe-T’s Chief Executive Officer, said: "We are proud to present another positive quarter of execution and continuous growth in revenues. We believe that the substantial decrease in the Company's loan liabilities in less than a year indicates investors’ confidence in Safe-T’s business and financial prospects. As market conditions continue to be challenging and unpredictable, we are confident in our value proposition, our attractive market position and our ability to utilize opportunities and deliver. Organizations have gained important insights in the struggle with COVID-19 and are now highly aware of the need to be prepared and equipped with a safe and scalable remote access solution to their resources in order to reduce downtime of their businesses to minimal. The current situation reinforces and strengthens the need for our solutions, and we believe it will help to serve our business goals in the long run.

The above information reflects preliminary estimates with respect to certain of the Company’s first quarter results based on currently available information. The Company is providing ranges, rather than specific amounts, for these preliminary estimates primarily because the financial close process and review are not yet complete and, as a result, the Company’s final results upon completion of its closing process and review may vary from the preliminary estimates.

About Safe-T®

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises' business-critical services and sensitive data, while ensuring uninterrupted business continuity.

Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services.

With Safe-T's patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services and networks against internal and external threats.

At Safe-T, we empower enterprises to safely migrate to the cloud and enable digital transformation.

SDP solution on AWS Marketplace is available here: https://aws.amazon.com/marketplace/pp/prodview-emepbcx75syvo?qid=1567107500648&sr=0-1&ref_=srh_res_product_title

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses preliminary unaudited estimates of revenues for the first quarter of 2020, status of liabilities, financial prospects, future growth and new opportunities and efforts to execute on its business goals and strategy. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties, are not guarantees of results and should not be considered as an indication of future activity or future performance. Actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Press Contact

Karin Tamir

Karin.Tamir@safe-t.com

T: +972-9-8666110